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                             (ALSTON&BIRD LLP LOGO)
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                           1201 West Peachtree Street
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                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com


NILS H. OKESON           DIRECT DIAL: 404-881-7889    E-MAIL: NOKESON@ALSTON.COM

                                  July 25, 2005

Via EDGAR and Facsimile (202-942-9544)

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-0406

         RE:      PER-SE TECHNOLOGIES, INC.
                  Post-effective Amendment No. 2 to Form S-1 on Form S-3 File No. 333-119012

                  Form 10-K for the year ended December 31, 2004
                  Form 10-Q for the quarter ended March 31, 2005
                  File No. 0-19480

Dear Mr. Shuman:

       This letter sets forth the responses of Per-Se Technologies, Inc. ("Per-Se" or the "Company") to the Staff's letter dated July 8, 2005 with regard to the above-referenced filing.

Form 10-K for the year ended December 31, 2004

Item 9A.  Controls and Procedures

         1. COMMENT. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that the information required to be disclosed is recorded, processed, summarized and reported accurately. Please tell us whether your chief executive officer and chief financial officer had concluded that as of the end of the period your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.


Bank of America Plaza                  90 Park Avenue          3201 Beechleaf Court, Suite 600     601 Pennsylvania Avenue, N.W.
101 South Tryon Street, Suite 4000     New York, NY 10016      Raleigh, NC 27604-1062              North Building, 10th Floor
Charlotte, NC 28280-4000               212-210-9400            919-862-2200                        Washington, DC 20004-2601
704-444-1000                           Fax: 212-210-9444       Fax: 919-862-2260                   202-756-3300
Fax: 704-444-1111                                                                                  Fax: 202-756-3333


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Mark P. Shuman
July 25, 2005
Page 2

                  Further, tell us whether your officers concluded that as of the end of the period your disclosure controls and procedures are effective to ensure that information required to be disclosed in such reports is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see Rule 13a-15(e) of the Exchange Act for additional guidance. Please also confirm the foregoing with respect to your evaluation of your disclosure controls and procedures as of the quarter ended March 31, 2005.

                  RESPONSE. In connection with the evaluation of the Company's disclosure controls and procedures required by Rule 13a-15(b) under the Exchange Act, the Company's chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (b) accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In addition, in connection with another such evaluation, the Company's chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures as of March 31, 2005 were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and (b) accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

                  The company considered these conclusions to be subsumed within its statement that information required to be disclosed is recorded, processed, summarized and reported accurately. However, for the avoidance of doubt, the Company will use language in future quarterly and annual reports filed with the Commission that more closely follows the definition of disclosure controls and procedures in Rule 13a-15(e) under the Exchange Act, such as the language used above in the Company's response.

         2. COMMENT. We note your disclosure with respect to the implementation of additional controls, policies and procedures that do not constitute changes contemplated under Item 308(c) of Regulation S-K. It does not appear, however, that you have provided the information required by Item 308(c). Please advise us whether there were any changes in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the


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Mark P. Shuman
July 25, 2005
Page 3

                  Exchange Act that occurred during your quarters ended December 31, 2004 and March 31, 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please further advise us how the additional controls, policies and procedures do not require disclosure under Item 308(c).

                  RESPONSE. The Company confirms that there were no changes in its internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the quarter ended December 31, 2004 or the quarter ended March 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

                  The additional controls, policies and procedures implemented during each of the quarters ended December 31, 2004 and March 31, 2005 were part of the Company's continual efforts to enhance and modify its internal processes; however, the Company's management, including its chief executive officer and chief financial officer, do not believe that any of these enhancements or modifications rise to the level of a change in internal control over financial reporting that materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

                  For the staff's supplemental information, set forth below is a summary of controls, policies and procedures implemented or modified during the quarters ended December 31, 2004 and March 31, 2005, respectively.

                  Quarter Ended December 31, 2004

                  Time Reporting, Payroll and Commissions

                  o Surprise pay check handouts are performed on a quarterly basis at five sites randomly selected by the Corporate HR Department.

                  o Supervisor reconciles time cards to the payroll summary spreadsheet prior to submitting the payroll summary spreadsheet to the Payroll Department.


                  Quarter Ended March 31, 2005

                  Network

                  o   Network passwords now have to be changed every 90 days.

                  o Screensaver passwords were implemented and cannot be disabled.

                  o   Phasing-out of Windows 98 began in Q1-05.


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Mark P. Shuman
July 25, 2005
Page 4

                  Peoplesoft

                  o   PeopleSoft passwords now have to be changed every 90 days.

                  Other Financial Reporting Applications

                  o Corporate Information Management, the Company's financial systems support personnel, now provides oversight on policies and procedures related to Equity Edge, Kronos, eTime, ProBusiness, etc.

                  Billing and Accounts Receivable (Hospital Services)

                  o Improved documentation related to the physical and logical security reviews, change control procedures, change control monitoring process, and backup and recovery procedures related to the Chicago and Cleveland Exchanges.

                  Purchasing, Capital Expenditures & Disbursements

                  o Expenditure approval limits were revised and approved by the Audit Committee in February 2005.

                  o The Assistant Treasurer was added as one of the dual administrators of the Bank of America application used for wire transfers and ACHs.

                  Debt, Equity and Other Treasury Activity

                  o Equity Edge was upgraded (maintenance upgrade) under Corporate Information Management's supervision.

                  o A Treasury Analyst was hired, and certain controls previously performed by the Assistant Treasurer and reviewed by the Treasurer are now performed by the Treasury Analyst and reviewed by the Assistant Treasurer.

                  o The Board of Directors approved a stock repurchase program, and certain approval authorizations for the CFO, Treasurer, and Corporate Controller were put in place to enable the efficient and timely repurchase of stock.

                  Revenue Recognition and Deferral

                  o A process was implemented around aged deferred revenue to obtain confirmations from clients that there are no outstanding obligations under the terms of the contract.


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Mark P. Shuman
July 25, 2005
Page 5

                  Tax Estimates and Disclosures

                  o An employee moved from Accounts Payable to Tax and in connection therewith certain controls previously performed by the Director of Tax related to sales tax are now performed by this employee and reviewed by the Director of Tax.

                  o Access to the shared drive utilized by the Tax Department was restricted to the Tax Department, Controller and Director of Corporate Accounting.

                  o   Physician Services billing was added to Taxware.

                  o A formal process was implemented to compare the current forecast to the forecast utilized in quantifying the appropriate deferred tax asset valuation allowance.

                  As noted above, the Company does not believe these additional controls, policies and procedures (and modifications thereto) implemented during the quarters ended December 31, 2004 and March 31, 2005, respectively, constitute changes in the Company's internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting. Consequently, the Company does not believe disclosure is required for any of the individual changes in internal control noted above.

         If you have any questions regarding these responses, please do not hesitate to call the undersigned at (404) 881-7889.

                                   Sincerely,

                                   /s/ Nils H. Okeson

                                   Nils H. Okeson

NHO:am
cc: Paul J. Quiner, Per-Se Technologies, Inc.